Exhibit 99.1

21Vianet Group, Inc. Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, China, June 10, 2015 — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, announced that its Board of Directors (the “Board”) has received a non-binding proposal letter, dated June 10, 2015, from Mr. Josh Sheng Chen (“Mr. Chen”), Chairman of the Board and Chief Executive Officer of the Company, Kingsoft Corporation Limited (“Kingsoft”) and Tsinghua Unigroup International Co., Ltd. (“Unigroup”, together with Mr. Chen and Kingsoft, the “Buyer Group”), proposing a “going-private” transaction (the “Transaction”) to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group for US$23.00 in cash per American depositary share (“ADSs”), or approximately US$3.83 per ordinary share, which represents approximately a 17.7% premium above the average closing price of the Company’s ADSs over the last 15 trading days up to and including June 9, 2015.

An English translation of the proposal letter is attached hereto as Annex A.

The Board intends to form a special committee consisting of independent directors to consider this proposal.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707 2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com

Annex A

English Translation

June 10, 2015

The Board of Directors

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District, Beijing

People’s Republic of China

Dear Sirs:

Re: Proposal to Purchase All Issued and Outstanding Shares of the Company

Mr. CHEN Sheng, Kingsoft Corporation Limited and Tsinghua Unigroup International Co., Ltd. are pleased to submit this preliminary proposal as a consortium to acquire all issued and outstanding shares (the “Shares”) of 21Vianet Group, Inc. (Nasdaq:VNET) (the “Company”). Our proposed purchase price is US$23 per American Depositary Share of the Company, representing an implied aggregate purchase consideration of US$1.979 billion.

We believe that our proposal is genuine and sincere, and such proposed acquisition is beneficial to the Company’s future development and will maximize the interests of the Company’s shareholders. We hope to progress to an official discussion and negotiation with the Company’s board of directors as early as possible.

This proposal is submitted with proper authorization by each of the undersigned.

Sincerely,

/s/ CHEN Sheng

/s/ Kingsoft Corporation Limited

/s/ Tsinghua Unigroup International Co., Ltd.